FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2020

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA BY R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 30 January 2020

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to Euronext, Amsterdam dated 30 January 2020
Final Results

Exhibit 99

2019 FULL YEAR RESULTS

Performance highlights (unaudited)

Underlying performance			GAAP measures
		vs 2018			vs 2018
Full Year
Underlying sales growth (USG)(a)		2.9%	Turnover	€52.0bn	2.0%
Underlying operating margin(b)	19.1%	50bps	Operating margin(b)	16.8%	(800)bps
Underlying earnings per share(b)	€2.55	8.1%	Diluted earnings per share(b)	€2.14	(38.4)%
Free cash flow(b)	€6.1bn	€0.7bn	Net profit(b)	€6.0bn	(38.4)%
Fourth Quarter
USG(a)		1.5%	Turnover	€12.6bn	4.0%
Quarterly dividend payable in March 2020 €0.4104 per share
 (a)
Price growth in excess of 26% per year in hyperinflationary economies is not included in these amounts. See page 29 for more details.
 (b)
2018 numbers have been restated following adoption of IFRS16. See note 1 and note 9 for more details.

Full year highlights

●
Underlying sales growth of 2.9% with 1.2% volume and 1.6% price

●
Underlying operating margin increased 50bps with 30bps from gross margin

●
Turnover increased 2.0% with a positive impact from currency and a negative impact from the spreads disposal

●
Operating margin and net profit decreased due to the €4.3 billion prior year gain from the spreads disposal

●
Free cash flow up €0.7 billion to €6.1 billion, helped by higher underlying operating profit which grew by €0.5 billion

●
Return on invested capital was 19.2%, up from 18.1% in the prior year

●
Underlying earnings per share up 8.1% including a positive impact of 2.3% from currency

Alan Jope: Chief Executive Officer statement

“In 2019 we delivered underlying sales growth of 2.9%, balanced between price and volume, a further year of good margin and earnings progression, and strong free cash flow. We saw strong growth from emerging markets and our Home Care division. Overall growth was slightly below our guided range for the year due to the slowdown we saw in the fourth quarter.

We are now stepping up execution against our fundamental drivers of growth. These are to: increase penetration by improving brand awareness and availability; implement a more impactful innovation programme; improve our performance in faster growing channels; drive purpose into all our brands; and fuel growth through cost savings.

We are continuing to evaluate our portfolio and have initiated a strategic review of our global tea business.

In 2020, our underlying sales growth is expected to be in the lower half of the multi-year 3-5% range and will be second-half weighted. While we expect an improvement from the fourth quarter of 2019 into the first half of 2020, first half underlying sales growth will be below 3%. The impact of the coronavirus outbreak is unknown at this time. As we near the completion of our three-year strategic plan, we expect continued improvement in underlying operating margin and another year of strong free cash flow, remaining on track for our 2020 goals.”

30 January 2020

FULL YEAR OPERATIONAL REVIEW: DIVISIONS

	Fourth Quarter 2019				Full Year 2019
(unaudited)	Turnover	USG*	UVG	UPG*	Turnover	USG*	UVG	UPG*	Change in underlying operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever	12.6	1.5	1.1	0.4	52.0	2.9	1.2	1.6	50
Beauty & Personal Care	5.6	0.5	1.3	(0.8)	21.9	2.6	1.7	0.9	70
Home Care	2.7	3.7	3.0	0.7	10.8	6.1	2.9	3.1 7%1%	150
Foods & Refreshment	4.3	1.4	(0.5)	1.9	19.3	1.5	(0.2)	1.7	(20)
* Wherever referenced in this announcement, USG and UPG do not include price growth in excess of 26% per year in hyperinflationary economies. See pages 6 and 29.

Our markets: There has been a significant slowdown during 2019 in South Asia and we have seen some market softening in China. While parts of Latin America have been volatile, we have seen signs of improvement in Brazil. South East Asian markets maintained good growth while developed markets, in particular Europe, remained challenging.

Unilever overall performance: Underlying sales grew 2.9% with 1.2% from volume and 1.6% from price. Growth was led by a strong performance in Home Care. Emerging markets grew 5.3%, driven by performance in Asia/AMET/RUB, despite a slow end to the year in West Africa, South Asia and the Middle East. Latin America returned to growth while Africa declined. Developed markets declined with Europe lapping a very strong ice cream season from the previous year. In the fourth quarter, price growth decelerated, driven by price reductions in India, significantly lower inflation in Turkey and increased promotional spend in Europe.

Turnover increased by 2.0% which included a positive 1.5% impact of currency related items and a negative net acquisitions and disposals impact of 2.3%, mainly driven by the disposal of spreads.

Underlying operating margin improved by 50bps to 19.1%. The improvement was driven by 30bps of gross margin, a result of our 5S savings programme and positive mix while overheads contributed 20bps. We continued our zero-based-budgeting and change programmes, which are ensuring we transform our organisation to be future-fit. Brand and marketing investment as a percentage of turnover was flat and in constant currencies investment increased €70 million, excluding spreads, with increased spend in the second half. Constant underlying earnings per share increased 5.8% and underlying earnings per share increased 8.1%, including a positive impact of 2.3% from currencies. We delivered free cash flow of €6.1 billion and improved our cash conversion.

Beauty & Personal Care
Beauty & Personal Care underlying sales grew 2.6%, with 1.7% from volume and 0.9% from price.

Deodorants delivered broad-based growth, supported by double digit growth from Dove. We saw good performance from our Rexona Clinical range, with patented anti-perspirant technology to better serve consumer needs, as well as Dove’s zero aluminium range. Growth in skin cleansing was held back by price reductions as a result of lower commodity costs. Dove’s growth was supported by microbiome-friendly innovations. Growth was weak in hair care with high competitive intensity in the growth hotspot of the US. In China there was continued pressure from local players. In skin care, Pond’s and Vaseline continued to perform well, with on-trend innovations such as Pond’s Glow Up cream. We expanded into white space markets with our Simple brand, which is now in 30 markets, including Turkey and the Gulf region. Oral care grew slightly and natural variants such as charcoal, aloe and clove drove growth in Smile. Prestige brands continued to deliver double digit growth, with strong performances from brands such as Dermalogica, Hourglass and Living Proof. We added to our prestige portfolio by acquiring Garancia, a French derma-cosmetic brand, and Tatcha, a modern skincare brand rooted in classical Kyoto rituals.

Underlying operating margin increased by 70bps reflecting lower overheads and brand and marketing efficiencies as a result of our zero-based-budgeting programme.

Home Care
Home Care underlying sales again grew strongly delivering 6.1%, with 2.9% from volume and 3.1% from price.

Home and hygiene performed well, benefiting from our cleaner choices products such as Cif surface sprays with natural cleaning ingredients. Hand dish wash saw continued growth momentum, with good performance from Sunlight with recycled packaging, as well as white space launches in Brazil under Brilhante and in China under Omo. Format premiumisation, in particular liquids and capsules, continues to be a growth driver in fabric solutions. Laundry brand Seventh Generation, based on renewable plant-based ingredients, grew strongly. In fabric sensations, performance was supported by ongoing market development driven growth in India, where we also launched premium detergent brand Love & Care. In China we successfully launched Love Home & Planet.

Underlying operating margin increased by 150bps driven by gross margin improvements together with lower overheads.

Foods & Refreshment
Foods and Refreshment underlying sales grew 1.5%, with volumes down 0.2% and pricing of 1.7%.

Ice cream grew, however volumes declined due to a strong comparator from a particularly good European summer in the prior year. Growth was supported by plant based and ‘better for you’ offerings, including Magnum vegan and Ben & Jerry’s lighter Moophoria variants. Tea saw price-led growth, however volumes declined due to subdued consumer demand for black tea in developed markets. We continued to focus on the growing segments of premium black tea, black tea in emerging markets and fruit and herbal variants, with our premium herbal brand Pukka performing well. In dressings, Hellmann’s grew, with the US business returning to growth in the second half of the year. The Hellmann’s vegan mayonnaise variant is now on shelves in over 20 countries while Sir Kensington’s premium ranges of mayonnaise and salad dressings have now more than doubled in size since the acquisition. Price-led growth in savoury was supported by Knorr’s portfolio in scratch cooking and the launch of snacking ranges which address the convenience trend. Knorr launched the “Future 50 Foods” report in partnership with the WWF, highlighting the next generation of plant-based foods that can boost nutritional value whilst reducing environmental impact. Newly-acquired brand The Vegetarian Butcher entered a partnership with Burger King® to offer the Rebel Whopper® across 25 countries in Europe.

Underlying operating margin decreased by 20bps driven by a reduction in gross margin.

FULL YEAR OPERATIONAL REVIEW: GEOGRAPHICAL AREA

	Fourth Quarter 2019				Full Year 2019
(unaudited)	Turnover	USG*	UVG	UPG*	Turnover	USG*	UVG	UPG*	Change in underlying operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever	12.6	1.5	1.1	0.4	52.0	2.9	1.2	1.6	50
Asia/AMET/RUB	5.8	2.1	1.9	0.2	24.1	5.0	2.7	2.3	90
The Americas	4.2	2.0	(0.4)	2.5	16.5	2.4	(0.2)	2.6	170
Europe	2.6	(0.8)	1.5	(2.3)	11.4	(0.6)	0.3	(0.9)	(170)

	Fourth Quarter 2019				Full Year 2019
(unaudited)	Turnover	USG*	UVG	UPG*	Turnover	USG*	UVG	UPG*
	€bn	%	%	%	€bn	%	%	%
Emerging markets	7.5	2.8	1.5	1.3	31.0	5.3	2.2	3.1
Developed markets	5.1	(0.6)	0.4	(1.0)	21.0	(0.5)	(0.1)	(0.4)
North America	2.4	0.6	(0.2)	0.8	9.4	0.3	(0.4)	0.7
Latin America	1.8	3.8	(0.8)	4.6	7.1	5.1	-	5.1
* Wherever referenced in this announcement, USG and UPG do not include price growth in excess of 26% per year in hyperinflationary economies. See pages 6 and 29.

Asia/AMET/RUB
Underlying sales grew 5.0% with 2.7% from volume and 2.3% from price. Turkey saw volume growth despite double digit price growth and India performed well in a slowing market. South East Asia grew well, driven by the Philippines, Indonesia and Vietnam. In North Asia, our Chinese business grew high single digits, benefiting from double digit growth in Home Care and successful innovations such as the extension of Clear Men into skin cleansing. Africa declined due to distributor stock resets in Ghana and Nigeria.

Underlying operating margin improved 90bps driven by an improvement in gross margin and further helped by efficiencies in brand and marketing investment.

The Americas
Underling sales growth in Latin America was 5.1%, driven entirely by price, with strong price and some volume growth in our Brazilian business which grew well in a difficult but improving environment. Growth in Brazil was helped by innovations such as concentrated Omo Perfect Wash in Home Care and Rexona Clinical Protection in deodorants. In Argentina, although conditions remained hyperinflationary, the volume decline slowed through the year. Mexico grew across all divisions with good performance in Foods & Refreshment.

North America grew modestly with positive price growth while volumes declined. Continued momentum in deodorants, especially in Dove, was offset by competitive pressures in hair care where Suave and TRESemmé declined. In Home Care Seventh Generation performed well. Underlying sales in dressings were broadly flat, helped by a return to competitive growth in the second half.

Underlying operating margin improved by 170bps supported by a reduction in overheads together with an improvement in gross margin and efficiencies in brand and marketing investment.

Europe
Underlying sales growth declined 0.6% with volume growth of 0.3% and price down 0.9%. Sales were impacted by decline in ice cream following two years of hot summers. Central and Eastern Europe as well as Italy grew across all divisions while France, Germany and the UK & Ireland declined in difficult and often deflationary retail environments.

Underlying operating margin reduced by 170bps driven by gross margin which was impacted by negative pricing.

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS – FULL YEAR

 Finance costs and tax
Net finance costs increased by €19 million to €627 million in 2019. Cost of financing net borrowings was €14 million higher than 2018 driven by an increase in debt and longer term financing, which was partially offset by increased finance income due to cash held in higher interest countries. In addition, exchange rate losses on cash balances in Zimbabwe and interest on Brazil tax provisions were offset by a tax credit in Brazil. The pensions financing charge was €30 million, an increase of €5 million. The interest rate on average net debt decreased to 2.5% from 2.6% in the prior year.

The underlying effective tax rate was 25.5%, a small reduction versus 25.7% in the prior year. The effective tax rate was 27.9% in 2019 versus a prior year rate of 21.1% which included a significant benefit from the disposal of our spreads business.

Joint ventures, associates and other income from non-current investments
Net profit from joint ventures and associates contributed €176 million compared with €185 million in 2018. The reduction was mainly due to the Portugal portion of the profit on disposal of our spreads business in the prior year. This was partially offset by a growth in profits from the Pepsi Lipton joint venture. Other income from non-current investments was zero compared to €22 million in the prior year, driven by fair value adjustments in Unilever Venture investments and a negative currency impact.

Earnings per share
Underlying earnings per share increased by 8.1% to €2.55 after a positive currency impact of 2.3%. Constant underlying earnings per share increased by 5.8%, mainly driven by underlying sales growth and an improved underlying operating margin. There was a negative impact from the disposal of our spreads business of 2.8%, offset by a 2.6% benefit from our 2018 share buyback programme.

Diluted earnings per share were down 38.4% at €2.14. The prior year included a €4.3 billion gain on the disposal of the spreads business.

Free cash flow
Free cash flow was €6.1 billion in 2019, up from €5.4 billion in the prior year. The increase was driven by higher underlying operating profit and a €0.8 billion improvement in changes in working capital, where the prior year was impacted by the disposal of our spreads business.

Net debt
Closing net debt was €23.1 billion compared to €22.6 billion as at 31 December 2018 with a net increase related to acquisitions and disposals of €1.1 billion and negative currency impact of €0.8 billion, part offset by improved free cash flow. The net debt to underlying EBITDA ratio was 1.9x as at 31 December 2019 versus 2.0x in the prior year.

Pensions
Pension liability net of assets reduced to €0.2 billion at year end from €0.9 billion as at 31 December 2018. The decrease was driven by good investment returns on pension assets which were partially offset by higher liabilities as discount rates decreased.

Return on invested capital
Return on invested capital was 19.2%, up from 18.1% in the prior year. The increase was driven by higher underlying operating profit which more than offset the impact of higher goodwill and intangibles.

Finance and liquidity
In 2019, we issued the following bonds:
●
4 June 2019: €650 million fixed rate notes at 1.5% due June 2039 and £500 million fixed rate notes at 1.5% due July 2026
●
3 September 2019: Dual-tranche $1.35 billion bond, comprising of fixed rate notes of $500 million at 2.6% due May 2024 with the same terms (other than the price to public and issue date) as the $500 million 2.6% fixed rate notes issued in May 2017, and $850 million at 2.125% due September 2029

In February 2019 $750 million 4.8% bonds matured and were repaid. In March 2019, $750 million 2.2% fixed rate notes matured and were repaid.

COMPETITION INVESTIGATIONS

As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations and cases by national competition authorities, including those within Italy, Greece and South Africa. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever’s policy to co-operate fully with competition authorities whenever questions or issues arise. In addition the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

NON-GAAP MEASURES

Certain discussions and analyses set out in this announcement include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.

Unilever uses ‘constant rate’, and ‘underlying’ measures primarily for internal performance analysis and targeting purposes. We present certain items, percentages and movements, using constant exchange rates, which exclude the impact of fluctuations in foreign currency exchange rates. We calculate constant currency values by translating both the current and the prior period local currency amounts using the prior year average exchange rates into euro, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into euros using the prior year closing exchange rate before the application of IAS 29. The table below shows exchange rate movements in our key markets.

	Annual Average rate in 2019	Annual Average rate in 2018
Brazilian Real (€1 = BRL)	4.367	4.282
Chinese Yuan (€1 = CNY)	7.725	7.807
Indian Rupee (€1 = INR)	78.812	80.730
Indonesia Rupiah (€1 = IDR)	15863	16831
Philippine Peso (€1 = PHP)	58.112	62.379
UK Pound Sterling (€1 = GBP)	0.880	0.884
US Dollar (€1 = US $)	1.120	1.185
MESURES (continued)NON-GAAP MEASURES (continued)
Underlying sales growth (USG)
Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself.

Previously, USG was calculated on a different basis. See page 29 for more details.

The reconciliation of changes in the GAAP measure turnover to USG is provided in notes 3 and 4.

Underlying price growth (UPG)
Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above. The measures and the related turnover GAAP measure are set out in notes 3 and 4.

Underlying volume growth (UVG)
Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. The measures and the related turnover GAAP measure are set out in notes 3 and 4.

Non-underlying items
Several non-GAAP measures are adjusted to exclude items defined as non-underlying due to their nature and/or frequency of occurrence.
●
Non-underlying items within operating profit are: gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and one-off items within operating profit.
●
Non-underlying items not in operating profit but within net profit are: significant and unusual items in net finance cost, monetary gain/(loss) arising from hyperinflationary economies, share of profit/(loss) of joint ventures and associates and taxation.
●
Non-underlying items are both non-underlying items within operating profit and those non-underlying items not in operating profit but within net profit.

Underlying operating profit (UOP) and underlying operating margin (UOM)
Underlying operating profit and underlying operating margin mean operating profit and operating margin before the impact of non-underlying items within operating profit. Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for making decisions about allocating resources and assessing performance of the segments. The reconciliation of operating profit to underlying operating profit is as follows:

€ million	Full Year
(unaudited)	2019	2018 Restated(a)
Operating profit	8,708	12,639
Non-underlying items within operating profit (see note 2)	1,239	(3,176)
Underlying operating profit	9,947	9,463
Turnover	51,980	50,982
Operating margin (%)	16.8%	24.8%
Underlying operating margin (%)	19.1%	18.6%

(a) Restated following adoption of IFRS 16. See note 1 and note 9.

Underlying earnings before interest, taxation, depreciation and amortisation (UEBITDA)
Underlying earnings before interest, taxation, depreciation and amortisation means operating profit before the impact of depreciation, amortisation and non-underlying items within operating profit. We use UEBITDA in assessing our leverage level, which is expressed as net debt / UEBITDA. The reconciliation of operating profit to UEBITDA is as follows:

€ million	Full Year
(unaudited)	2019	2018 Restated(a)
Operating profit	8,708	12,639
Depreciation and amortisation	1,964	2,008
Non-underlying items within operating profit	1,239	(3,176)
Underlying earnings before interest, taxes, depreciation and amortisation (UEBITDA)	11,911	11,471

(a) Restated following adoption of IFRS 16. See note 1 and note 9.

Underlying effective tax rate
The underlying effective tax rate is calculated by dividing taxation excluding the tax impact of non-underlying items by profit before tax excluding the impact of non-underlying items and share of net profit/(loss) of joint ventures and associates. This measure reflects the underlying tax rate in relation to profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates. Tax impact on non-underlying items within operating profit is the sum of the tax on each non-underlying item, based on the applicable country tax rates and tax treatment. This is shown in the following table: MEASURES (continued)

€ million	Full Year
(unaudited)	2019	2018 Restated(a)
Taxation	2,263	2,572
Tax impact of:
Non-underlying items within operating profit(b)	309	(259)
Non-underlying items not in operating profit but within net profit(b)	(196)	(29)
Taxation before tax impact of non-underlying items	2,376	2,284
Profit before taxation	8,289	12,360
Non-underlying items within operating profit before tax(b)	1,239	(3,176)
Non-underlying items not in operating profit but within net profit before tax(c)	(32)	(122)
Share of net profit/(loss) of joint ventures and associates	(176)	(185)
Profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates	9,320	8,877
Underlying effective tax rate	25.5%	25.7%
(a)
Restated following adoption of IFRS 16. See note 1 and note 9.
 (b)
See note 2.

(c)   Excludes €3 million (2018: €32 million) gain on disposal of spreads business by the joint venture in Portugal which is included in the share of net profit/(loss) of joint ventures and associates line. Including the gain, total non-underlying items not in operating profit but within net profit before tax is €35 million (2018: €154 million). See note 2.

Underlying earnings per share (EPS)
Underlying earnings per share (underlying EPS) is calculated as underlying profit attributable to shareholders’ equity divided by the diluted combined average number of share units. In calculating underlying profit attributable to shareholders’ equity, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items. This measure reflects the underlying earnings for each share unit of the Group. Refer to note 6 on page 21 for reconciliation of net profit attributable to shareholders’ equity to underlying profit attributable to shareholders’ equity.

Constant underlying EPS
Constant underlying earnings per share (constant underlying EPS) is calculated as underlying profit attributable to shareholders’ equity at constant exchange rates and excluding the impact of both translational hedges and price growth in excess of 26% per year in hyperinflationary economies divided by the diluted average number of ordinary share units. This measure reflects the underlying earnings for each share unit of the Group in constant exchange rates.

The reconciliation of underlying profit attributable to shareholders’ equity to constant underlying earnings attributable to shareholders’ equity and the calculation of constant underlying EPS is as follows:

€ million	Full Year
(unaudited)	2019	2018 Restated(a)
Underlying profit attributable to shareholders’ equity (see note 6)	6,688	6,345
Impact of translation from current to constant exchange rates and translational
hedges	13	46
Impact of price growth in excess of 26% per year in hyperinflationary economies	(108)	(10)
Constant underlying earnings attributable to shareholders’ equity	6,593	6,381
Diluted combined average number of share units (millions of units)	2,626.7	2,694.8
Constant underlying EPS (€)	2.51	2.37

(a) Restated following adoption of IFRS 16. See note 1 and note 9.

Free cash flow (FCF)
Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditure and net interest payments. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.

The reconciliation of net profit to FCF is as follows:

€ million	Full Year
(unaudited)	2019	2018 Restated(a)
Net profit	6,026	9,788
Taxation	2,263	2,572
Share of net profit of joint ventures/associates and other income from non-current investments	(176)	(207)
Net monetary gain arising from hyperinflationary economies	(32)	(122)
Net finance costs	627	608
Operating profit	8,708	12,639
Depreciation, amortisation and impairment	1,982	2,216
Changes in working capital	(9)	(793)
Pensions and similar obligations less payments	(260)	(128)
Provisions less payments	7	55
Elimination of (profits)/losses on disposals	60	(4,313)
Non-cash charge for share-based compensation	151	196
Other adjustments	2	(260)
Cash flow from operating activities	10,641	9,612
Income tax paid	(2,532)	(2,294)
Net capital expenditure	(1,429)	(1,424)
Net interest paid	(548)	(461)
Free cash flow	6,132	5,433
Net cash flow (used in)/from investing activities	(2,237)	4,644
Net cash flow (used in)/from financing activities	(4,667)	(12,113)

(a) Restated following adoption of IFRS 16. See note 1 and note 9.

Net debt

Net debt is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere.

Prior to this quarter, all financial asset derivatives were current financial assets and so reduced net debt. Following a recent review we now also have financial asset derivatives that are non-current in nature. As all of these derivatives relate to financial liabilities, we continue to exclude them for the purposes of our net debt calculation and have expanded our definition to reflect this.

Net debt is now defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables, and non-current financial asset derivatives that relate to financial liabilities.

The reconciliation of total financial liabilities to net debt is as follows:

€ million	As at	As at
	31 December	31 December
(unaudited)	2019	2018 Restated(a)
Total financial liabilities	(28,257)	(26,738)
Current financial liabilities	(4,691)	(3,613)
Non-current financial liabilities	(23,566)	(23,125)
Cash and cash equivalents as per balance sheet	4,185	3,230
Cash and cash equivalents as per cash flow statement	4,116	3,090
Add bank overdrafts deducted therein	69	140
Less cash and cash equivalents classified as held for sale	-	-
Other current financial assets	907	874
Non-current financial asset derivatives that relate to financial liabilities	114	-
Net debt	(23,051)	(22,634)

(a) Restated following adoption of IFRS 16. See note 1 and note 9.

Return on invested capital (ROIC)
Return on invested capital (ROIC) is a measure of the return generated on capital invested by the Group. The measure provides a guide rail for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback. ROIC is calculated as underlying operating profit after tax divided by the annual average of: goodwill, intangible assets, property, plant and equipment, net assets held for sale, inventories, trade and other current receivables, and trade payables and other current liabilities.

€ million	Full Year
(unaudited)	2019	2018 Restated(a)
Underlying operating profit before tax(b)	9,947	9,463
Tax on underlying operating profit(c)	(2,536)	(2,432)
Underlying operating profit after tax	7,411	7,031
Goodwill	18,067	17,341
Intangible assets	12,962	12,152
Property, plant and equipment	12,062	12,088
Net assets held for sale	81	108
Inventories	4,164	4,301
Trade and other current receivables	6,695	6,482
Trade payables and other current liabilities	(14,768)	(14,457)
Period-end invested capital	39,263	38,015
Average invested capital for the period	38,639	38,749
Return on invested capital	19.2%	18.1%

 (a) Restated following adoption of IFRS 16. See note 1 and note 9.
 (b) See reconciliation of operating profit to underlying operating profit on page 7.
(c) Tax on underlying operating profit is calculated as underlying operating profit before tax multiplied by the underlying effective tax rate of 25.5% (2018: 25.7%) which is shown on page 8.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the ‘Group’). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth including to plastic packaging; the effect of climate change on Unilever’s business; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2018 and the Unilever Annual Report and Accounts 2018.

ENQUIRIES

Media: Media Relations Team			Investors: Investor Relations Team
UK or NL or	+44 78 2527 3767 +44 77 7999 9683 +31 10 217 4844 +31 61 500 8293	lucila.zambrano@unilever.com JSibun@tulchangroup.com els-de.bruin@unilever.com Fleur-van.Bruggen@unilever.com	+44 20 7822 6830	investor.relations@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/investor-relations/results-and-presentations/latest-results

INCOME STATEMENT
(unaudited)

€ million	Full Year
	2019	2018 Restated(a)	Increase/
			(Decrease)
			Current	Constant
			rates	rates

Turnover	51,980	50,982	2.0%	2.7%

Operating profit	8,708	12,639	(31.1)%	(31.4)%

Which includes non-underlying items credits/(charges) of	(1,239)	3,176

Net finance costs	(627)	(608)
Finance income	224	135
Finance costs	(821)	(718)
Pensions and similar obligations	(30)	(25)

Net monetary gain/(loss) arising from hyperinflationary economies	32	122

Share of net profit/(loss) of joint ventures and associates	176	185
Which includes non-underlying item credits/(charges) of	3	32
Other income/(loss) from non-current investments and associates	-	22

Profit before taxation	8,289	12,360	(32.9)%	(32.5)%

Taxation	(2,263)	(2,572)
Which includes tax impact of non-underlying items of	113	(288)

Net profit	6,026	9,788	(38.4)%	(37.9)%

Attributable to:
Non-controlling interests	401	419
Shareholders’ equity	5,625	9,369	(40.0)%	(39.3)%

Combined earnings per share
Basic earnings per share (euros)	2.15	3.49	(38.4)%	(37.7)%
Diluted earnings per share (euros)	2.14	3.48	(38.4)%	(37.7)%

(a) Restated following adoption of IFRS 16. See note 1 and note 9.

STATEMENT OF COMPREHENSIVE INCOME

(unaudited)
€ million	Full Year
	2019	2018 Restated(a)

Net profit	6,026	9,788

Other comprehensive income
Items that will not be reclassified to profit or loss, net of tax:
Gains/(losses) on equity instruments measured at fair value through other comprehensive income	29	51
Remeasurement of defined benefit pension plans	353	(328)
Items that may be reclassified subsequently to profit or loss, net of tax:
Gains/(losses) on cash flow hedges	176	(55)
Currency retranslation gains/(losses)	(15)	(839)

Total comprehensive income	6,569	8,617

Attributable to:
Non-controlling interests	407	407
Shareholders’ equity	6,162	8,210
(a) Restated following adoption of IFRS 16. See note 1 and note 9.

STATEMENT OF CHANGES IN EQUITY

(unaudited)
€ million	Called up share capital	Share premium account	Other reserves	Retained profit	Total	Non- controlling interest	Total equity
1 January - 2019
1 January 2019 as previously reported	464	129	(15,286)	26,265	11,572	720	12,292
IFRS 16 restatement(a)	-	-	68	(243)	(175)	-	(175)
Impact of adopting IFRIC 23(a)	-	-	-	(38)	(38)	-	(38)
1 January 2019 after restatement	464	129	(15,218)	25,984	11,359	720	12,079
Profit or loss for the period	-	-	-	5,625	5,625	401	6,026
Other comprehensive income, net of tax:
Gains/(losses) on:
Equity instruments	-	-	25	-	25	4	29
Cash flow hedges	-	-	176	-	176	-	176
Remeasurements of defined benefit pension plans	-	-	-	352	352	1	353
Currency retranslation gains/(losses)	-	-	(18)	2	(16)	1	(15)
Total comprehensive income	-	-	183	5,979	6,162	407	6,569
Dividends on ordinary capital	-	-	-	(4,223)	(4,223)	-	(4,223)
Cancellation of treasury shares(b)	(44)	-	9,416	(9,372)	-	-	-
Other movements in treasury shares(c)	-	-	64	(231)	(167)	-	(167)
Share-based payment credit(d)	-	-	-	151	151	-	151
Dividends paid to non-controlling interests	-	-	-	-	-	(435)	(435)
Currency retranslation gains/(losses) net of tax	-	5	-	-	5	-	5
Hedging gain/(loss) transferred to non-financial assets	-	-	32	-	32	-	32
Other movements in equity	-	-	(51)	(76)	(127)	2	(125)
31 December 2019	420	134	(5,574)	18,212	13,192	694	13,886

1 January - 2018
1 January 2018 as previously reported	484	130	(13,633)	27,041	14,022	758	14,780
IFRS 16 restatement(a)	-	-	46	(235)	(189)	-	(189)
1 January 2018 after restatement	484	130	(13,587)	26,806	13,833	758	14,591
Profit or loss for the period	-	-	-	9,369	9,369	419	9,788
Other comprehensive income, net of tax:
Gains/(losses) on:
Equity instruments	-	-	51	-	51	-	51
Cash flow hedges	-	-	(56)	-	(56)	1	(55)
Remeasurements of defined benefit pension plans	-	-	-	(330)	(330)	2	(328)
Currency retranslation gains/(losses)	-	-	(814)	(10)	(824)	(15)	(839)
Total comprehensive income	-	-	(819)	9,029	8,210	407	8,617
Dividends on ordinary capital	-	-	-	(4,081)	(4,081)	-	(4,081)
Repurchase of shares(e)	-	-	(6,020)	-	(6,020)	-	(6,020)
Cancellation of treasury shares (b)	(20)	-	5,069	(5,049)	-	-	-
Other movements in treasury shares(c)	-	-	(8)	(245)	(253)	-	(253)
Share-based payment credit(d)	-	-	-	196	196	-	196
Dividends paid to non-controlling interests	-	-	-	-	-	(342)	(342)
Currency retranslation gains/(losses) net of tax	-	(1)	-	-	(1)	-	(1)
Hedging gain/(loss) transferred to non-financial assets	-	-	71	-	71	-	71
Other movements in equity(f)	-	-	76	(634)	(558)	(103)	(661)
31 December 2018	464	129	(15,218)	26,022	11,397	720	12,117
 (a)
For more details refer note 1 and note 9.
 (b)
During 2019 254,012,896 (2018: nil) NV ordinary shares and 18,660,634 (2018: 122,965,077) PLC ordinary shares were cancelled. The amount paid to repurchase these shares was initially recognised in other reserves and is transferred to retained profit on cancellation.
 (c)
Includes purchases and sales of treasury shares, and transfer from treasury shares to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options.
 (d)
The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
 (e)
Repurchase of shares reflects the cost of acquiring ordinary shares as part of the share buyback programmes announced on 19 April 2018.
 (f)
2018 includes a €662 million paid for purchase of the non-controlling interest in Unilever South Africa from Remgro.

BALANCE SHEET
(unaudited)

€ million	As at 31 December 2019	As at 31 December 2018 Restated(a)	As at 1 January 2018 Restated(a)

Non-current assets
Goodwill	18,067	17,341	16,881
Intangible assets	12,962	12,152	11,520
Property, plant and equipment	12,062	12,088	12,270
Pension asset for funded schemes in surplus	2,422	1,728	2,173
Deferred tax assets	1,336	1,152	1,118
Financial assets	874	642	675
Other non-current assets	653	530	441
	48,376	45,633	45,078
Current assets
Inventories	4,164	4,301	3,962
Trade and other current receivables	6,695	6,482	5,219
Current tax assets	397	472	488
Cash and cash equivalents	4,185	3,230	3,317
Other financial assets	907	874	770
Assets held for sale	82	119	3,224
	16,430	15,478	16,980

Total assets	64,806	61,111	62,058
Current liabilities
Financial liabilities	4,691	3,613	8,378
Trade payables and other current liabilities	14,768	14,457	13,426
Current tax liabilities	898	1,445	1,088
Provisions	620	624	525
Liabilities held for sale	1	11	170
	20,978	20,150	23,587
Non-current liabilities
Financial liabilities	23,566	23,125	18,039
Non-current tax liabilities	182	174	118
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	1,157	1,209	1,225
Unfunded schemes	1,461	1,393	1,509
Provisions	664	697	794
Deferred tax liabilities	2,573	1,900	1,888
Other non-current liabilities	339	346	700
	29,942	28,844	24,273

Total liabilities	50,920	48,994	47,860
Equity
Shareholders’ equity	13,192	11,397	13,440
Non-controlling interests	694	720	758
Total equity	13,886	12,117	14,198

Total liabilities and equity	64,806	61,111	62,058

 (a) Restated following adoption of IFRS 16. See note 1 and note 9.

CASH FLOW STATEMENT
(unaudited)

€ million	Full Year
	2019	2018 Restated(a)
Net profit	6,026	9,788
Taxation	2,263	2,572
Share of net profit of joint ventures/associates and other (income)/loss from non-current investments and associates	(176)	(207)
Net monetary (gain)/loss arising from hyperinflationary economies	(32)	(122)
Net finance costs	627	608
Operating profit	8,708	12,639
Depreciation, amortisation and impairment	1,982	2,216
Changes in working capital	(9)	(793)
Pensions and similar obligations less payments	(260)	(128)
Provisions less payments	7	55
Elimination of (profits)/losses on disposals	60	(4,313)
Non-cash charge for share-based compensation	151	196
Other adjustments(b)	2	(260)
Cash flow from operating activities	10,641	9,612
Income tax paid	(2,532)	(2,294)
Net cash flow from operating activities	8,109	7,318
Interest received	146	110
Net capital expenditure	(1,429)	(1,424)
Other acquisitions and disposals	(945)	5,757
Other investing activities	(9)	201

Net cash flow (used in)/from investing activities	(2,237)	4,644
Dividends paid on ordinary share capital	(4,209)	(4,066)
Interest paid	(694)	(571)
Change in financial liabilities	901	(506)
Repurchase of shares	-	(6,020)
Other movements on treasury shares	(201)	(257)
Other financing activities	(464)	(693)

Net cash flow (used in)/from financing activities	(4,667)	(12,113)

Net increase/(decrease) in cash and cash equivalents	1,205	(151)
Cash and cash equivalents at the beginning of the period	3,090	3,169

Effect of foreign exchange rate changes	(179)	72

Cash and cash equivalents at the end of the period	4,116	3,090

 (a)Restated following adoption of IFRS 16. See note 1 and note 9.
 (b) 2018 includes a non-cash credit of €277 million from early settlement of contingent consideration relating to Blueair.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
  (unaudited)

1 ACCOUNTING INFORMATION AND POLICIES
Except as set out below the accounting policies and methods of computation are consistent with the year ended 31 December 2018. The condensed preliminary financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board.

The condensed financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison. The income statement on page 13, the statement of comprehensive income on page 13, the statement of changes in equity on page 14 and the cash flow statement on page 16 are translated at exchange rates current in each period. The balance sheet on page 15 is translated at period-end rates of exchange.

The condensed financial statements attached do not constitute the full financial statements within the meaning of Section 434 of the UK Companies Act 2006, which will be finalised and delivered to the Registrar of Companies in due course. Full accounts for Unilever for the year ended 31 December 2018 have been delivered to the Registrar of Companies; the auditors’ reports on these accounts were unqualified, did not include a reference to any matters by way of emphasis and did not contain a statement under Section 498 (2) or Section 498 (3) of the UK Companies Act 2006.

New accounting standards

IFRS 16 ‘Leases’
The Group has adopted IFRS 16 which replaced existing lease guidance including IAS 17 ‘Leases’, IFRIC 4 ‘Determining whether an arrangement contains a lease’, SIC-15 ‘Operating leases - incentives’ and SIC-27 ‘Evaluating the substance of transactions involving the legal form of a lease’. The standard changes the recognition, measurement, presentation and disclosure of leases. At the commencement of a lease, lease payments (lease liability) and an asset representing the right to use the asset during the lease term (right-of-use asset) are recorded on the balance sheet. The right-of-use asset is then depreciated on a straight-line basis and interest expense recognised on the lease liability in the income statement over the lease term.

The standard has no impact on the actual cash flows of the group. However, as the standard requires the capitalisation, and subsequent depreciation of costs that are expensed as paid, the disclosures of cash flows within the cash flow statement are impacted. The amounts previously expensed as operating cash outflows are instead capitalised and presented as financing cash outflows. The Group has restated 2018 numbers for the impact of IFRS 16. Refer to note 9 for the restatement impact of IFRS 16 on the financial statements and segment information.

IFRIC 23 ‘Uncertainty Over Income Tax Treatments’
On 1 January 2019 the Group adopted IFRIC 23. The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes.

The Group applies judgement in identifying uncertainties over income tax treatments and has considered its uncertain tax provisions in line with this new criteria. The Group has elected to recognise the cumulative impact within opening retained earnings.

2 SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT
Non-underlying items
Non-underlying items are costs and revenues relating to gains and losses on business disposals, acquisition and disposal-related costs, restructuring costs, impairments and one-off items within operating profit, and other significant and unusual items within net profit but outside of operating profit, which we collectively term non-underlying items, due to their nature and/or frequency of occurrence. These items are significant in terms of nature and/or amount and are relevant to an understanding of our financial performance.

Restructuring costs are charges associated with activities planned by management that significantly change either the scope of the business or the manner in which it is conducted.

€ million	Full Year
	2019	2018
Acquisition and disposal-related costs(a)	(132)	76
Gain/(loss) on disposal of group companies(b)	70	4,331
Restructuring costs(c)	(1,159)	(914)
Impairments(d)	(18)	(208)
One-off items(e)	-	(109)
Non-underlying items within operating profit before tax	(1,239)	3,176

Tax on non-underlying items within operating profit	309	(259)
Non-underlying items within operating profit after tax	(930)	2,917

Share of gain on disposal of spreads business in Portugal JV	3	32
Net monetary gain arising from hyperinflationary economies	32	122
Non-underlying items not in operating profit but within net profit before tax	35	154

Tax impact of non-underlying items not in operating profit but within net profit:
Impact of US tax reform	-	(29)
Taxes related to the reorganisation of our European business	(175)	-
Hyperinflation adjustment for Argentina deferred tax	(21)	-
Non-underlying items not in operating profit but within net profit after tax	(161)	125

Non-underlying items after tax(f)	(1,091)	3,042

Attributable to:
Non-controlling interests	(28)	18
Shareholders’ equity	(1,063)	3,024

 (a)
2018 includes a credit of €277 million from early settlement of contingent consideration relating to Blueair.
 (b)
2019 includes a gain of €57 million relating to the disposal of Alsa. 2018 gain of €4,331 million relates to disposals of our spreads businesses.
 (c)
Restructuring costs are comprised of various supply chain optimisation projects and organisational change programmes across markets all of which have been further accelerated during 2019.
 (d)
2019 includes a charge of €18 million relating to an impairment of goodwill for a local business classified to held for sale. 2018 includes a charge of €208 million relating to impairment of Blueair intangible asset.
 (e)
2018 includes a charge of €98 million for litigation matters comprised of €48 million for UK pension obligations and €50 million for legal cases in relation to investigations by national competition authorities including one within Greece.
 (f)
Non-underlying items after tax is calculated as non-underlying items within operating profit after tax plus non-underlying items not in operating profit but within net profit after tax.

3 SEGMENT INFORMATION – DIVISIONS

Fourth Quarter	Beauty & Personal Care	Home Care	Foods & Refreshment	Total
Turnover (€ million)
2018	5,353	2,589	4,208	12,150
2019	5,588	2,724	4,326	12,638
Change (%)	4.4	5.2	2.8	4.0
Impact of:
Acquisitions (%)	1.4	0.5	0.4	0.8
Disposals (%)	-	-	(0.8)	(0.3)
Currency-related items (%), of which:	2.5	1.0	1.8	2.0
Exchange rates changes (%)	1.7	0.4	(8.9)	(2.4)
Extreme price growth in hyperinflationary markets* (%)	0.8	0.6	11.7	4.5
Underlying sales growth (%)	0.5	3.7	1.4	1.5
Price* (%)	(0.8)	0.7	1.9	0.4
Volume (%)	1.3	3.0	(0.5)	1.1

Full Year	Beauty & Personal Care	Home Care	Foods & Refreshment	Total
Turnover (€ million)
2018	20,624	10,131	20,227	50,982
2019	21,868	10,825	19,287	51,980
Change (%)	6.0	6.9	(4.6)	2.0
Impact of:
Acquisitions (%)	0.9	0.3	0.6	0.7
Disposals (%)	-	-	(7.5)	(3.0)
Currency-related items (%), of which:	2.4	0.4	1.0	1.5
Exchange rate changes (%)	1.7	(0.3)	(3.5)	(0.7)
Extreme price growth in hyperinflationary markets* (%)	0.6	0.7	4.7	2.2
Underlying sales growth (%)	2.6	6.1	1.5	2.9
Price* (%)	0.9	3.1	1.7	1.6
Volume (%)	1.7	2.9	(0.2)	1.2

Operating profit (€ million)
2018(a)	4,165	1,187	7,287	12,639
2019	4,520	1,377	2,811	8,708
Underlying operating profit (€ million)
2018(a)	4,543	1,344	3,576	9,463
2019	4,960	1,605	3,382	9,947
Operating margin (%)
2018(a)	20.2	11.7	36.0	24.8
2019	20.7	12.7	14.6	16.8
Underlying operating margin (%)
2018(a)	22.0	13.3	17.7	18.6
2019	22.7	14.8	17.5	19.1

 (a)
Restated following adoption of IFRS 16. See note 1 and note 9.

* Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Underlying operating margin is calculated as underlying operating profit divided by turnover.

4 SEGMENT INFORMATION – GEOGRAPHICAL AREA

Fourth Quarter	Asia / AMET / RUB	The Americas	Europe	Total

Turnover (€ million)
2018	5,541	4,019	2,590	12,150
2019	5,866	4,181	2,591	12,638
Change (%)	5.9	4.0	-	4.0
Impact of:
Acquisitions (%)	0.1	1.5	1.2	0.8
Disposals (%)	(0.1)	(0.1)	(1.0)	(0.3)
Currency-related items (%), of which:	3.7	0.5	0.6	2.0
Exchange rates changes (%)	3.7	(11.6)	0.6	(2.4)
Extreme price growth in hyperinflationary markets* (%)	-	13.7	-	4.5
Underlying sales growth (%)	2.1	2.0	(0.8)	1.5
Price* (%)	0.2	2.5	(2.3)	0.4
Volume (%)	1.9	(0.4)	1.5	1.1

Full Year	Asia / AMET / RUB	The Americas	Europe	Total

Turnover (€ million)
2018	22,868	16,020	12,094	50,982
2019	24,129	16,482	11,369	51,980
Change (%)	5.5	2.9	(6.0)	2.0
Impact of:
Acquisitions (%)	-	1.0	1.4	0.7
Disposals (%)	(1.2)	(2.6)	(6.8)	(3.0)
Currency- related items (%), of which:	1.7	2.1	0.1	1.5
Exchange rates changes (%)	1.7	(4.5)	0.1	(0.7)
Extreme price growth in hyperinflationary markets* (%)	-	6.9	-	2.2
Underlying sales growth (%)	5.0	2.4	(0.6)	2.9
Price* (%)	2.3	2.6	(0.9)	1.6
Volume (%)	2.7	(0.2)	0.3	1.2

Operating profit (€ million)
2018(a)	4,824	3,621	4,194	12,639
2019	4,418	2,683	1,607	8,708
Underlying operating profit (€ million)
2018(a)	4,387	2,729	2,347	9,463
2019	4,857	3,078	2,012	9,947
Operating margin (%)
2018(a)	21.1	22.6	34.7	24.8
2019	18.3	16.3	14.1	16.8
Underlying operating margin (%)
2018(a)	19.2	17.0	19.4	18.6
2019	20.1	18.7	17.7	19.1

 (a)
Restated following adoption of IFRS 16. See note 1 and note 9.
* Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

5 TAXATION

The effective tax rate for 2019 is 27.9%, compared with the 2018 rate of 21.1% which included a benefit from the disposal of our spreads business.

€ million	Full Year 2019			Full Year 2018 Restated(a)
	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax

Gains/(losses) on:
Equity instruments at fair value through other
comprehensive income	35	(6)	29	51	-	51
Cash flow hedges	198	(22)	176	(70)	15	(55)
Remeasurements of defined benefit pension plans	381	(28)	353	(437)	109	(328)
Currency retranslation gains/(losses)	6	(21)	(15)	(847)	8	(839)
Other comprehensive income	620	(77)	543	(1,303)	132	(1,171)

 (a) Restated following adoption of IFRS 16. See note 1 and note 9.

6 COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury shares.

In calculating diluted earnings per share and underlying earnings per share, a number of adjustments are made to the number of shares, principally the exercise of share options by employees.

Earnings per share for total operations for the twelve months were calculated as follows:
	2019	2018 Restated(a)
Combined EPS – Basic
Net profit attributable to shareholders’ equity (€ million)	5,625	9,369
Average number of combined share units (millions of units)	2,616.8	2,683.3
Combined EPS – basic (€)	2.15	3.49

Combined EPS – Diluted
Net profit attributable to shareholders’ equity (€ million)	5,625	9,369
Adjusted average number of combined share units (millions of units)	2,626.7	2,694.8
Combined EPS – diluted (€)	2.14	3.48

Underlying EPS
Net profit attributable to shareholders’ equity (€ million)	5,625	9,369
Post tax impact of non-underlying items attributable to shareholders’ equity (see note 2)	1,063	(3,024)
Underlying profit attributable to shareholders’ equity	6,688	6,345
Adjusted average number of combined share units (millions of units)	2,626.7	2,694.8
Underlying EPS – diluted (€)	2.55	2.35

(a) Restated following adoption of IFRS 16. See note 1 and note 9.
In calculating underlying earnings per share, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items.
During the period the following movements in shares have taken place:
Millions
Number of shares at 31 December 2018 (net of treasury shares)	2,614.2
Net movements in shares under incentive schemes	2.6
Number of shares at 31 December 2019	2,616.8

7 ACQUISITIONS AND DISPOSALS

In 2019, the Group completed the business acquisitions and disposals as listed below. In each case 100% of the businesses were acquired unless stated otherwise. Total consideration for 2019 acquisitions is €1,167 million (2018: €1,194 million for acquisitions completed during that year). Total consideration for 2019 disposals is €169 million (2018: €7,590 million for disposals completed during that year).

Deal completion date	Acquired/Disposed business
28 January 2019	Acquired the Laundress, a global premium eco-friendly laundry care business in the US. The acquisition expands our portfolio into the premium home care market.
5 February 2019	Acquired Graze, the leading healthy snacking business in the UK. The acquisition accelerates our presence in the healthy snacking and out of home markets.
1 March 2019	Sold the global Alsa baking and dessert business to Dr. Oetker.
5 April 2019	Acquired Garancia, a derma-cosmetic business in France. The acquisition strengthens our prestige portfolio in the pharmacy channel.
21 May 2019	Acquired Olly Nutrition, a US based vitamins, minerals and supplements business that accelerates our presence and competitiveness in the wellness market.
28 June 2019
Acquired Fluocaril and Parogencyl oral care businesses in France and Spain. The acquisition complements our existing oral care portfolio and strengthens our distribution in the European pharmacy channel.

26 July 2019
Acquired 95% of Tatcha, a leading prestige skin care business in the US. Tatcha is a modern skin care brand with a focus on natural ingredients, product experience, premium design and packaging quality.

30 August 2019	Acquired Astrix, a personal and home care business in Bolivia that further strengthens our local market competitiveness.
1 October 2019	Acquired 70% of Lenor, a premium skin care business based in Japan. The acquisition expands our portfolio into Japanese beauty, premium face and derma care in Japan and China.
1 October 2019	Acquired 75% of FruFru, a healthy food business in Romania which accelerates our local presence and competitiveness in the healthy food market.

As previously announced, in December 2018 the Group signed an agreement to acquire the health food drinks portfolio of GlaxoSmithKline in India, Bangladesh and 20 other predominantly Asian markets primarily to acquire the Horlicks and Boost brands. The deal is now expected to complete during the first half of 2020. The consideration is payable via a combination of €642 million cash and shares of Hindustan Unilever Limited. Based on the share price of Hindustan Unilever Limited and exchange rates at 31 December 2019, the total consideration for the acquisition was valued at approximately €5,086 million

8 FINANCIAL INSTRUMENTS

The Group’s Treasury function aims to protect the Group’s financial investments, while maximising returns. The fair value of financial assets is the same as the carrying amount for 2019 and 2018. The Group’s cash resources and other financial assets are shown below.

€ million	31 December 2019			31 December 2018
	Current	Non-current	Total	Current	Non-current	Total
Cash and cash equivalents
Cash at bank and in hand	2,457	-	2,457	2,174	-	2,174
Short-term deposits with maturity of less than three months	1,693	-	1,693	1,024	-	1,024
Other cash equivalents	35	-	35	32	-	32
	4,185	-	4,185	3,230	-	3,230

Other financial assets
Financial assets at amortised cost(b)	578	220	798	382	247	629
Financial assets at fair value through other comprehensive income(c)	-	266	266	154	175	329
Financial assets at fair value through profit or loss:
Derivatives that relate to financial liabilities	20	114	134	194	-	194
Other(d)	309	274	583	144	220	364
	907	874	1,781	874	642	1,516
Total financial assets(a)	5,092	874	5,966	4,104	642	4,746

 (a)
Financial assets exclude trade and other current receivables.
 (b)
Current financial assets at amortised cost include short term deposits with banks with maturities longer than three months and loans to joint venture entities. Non-current financial assets at amortised cost include judicial deposit of €136 million (2018: €128 million) and investment in bonds of €56 million (2018: €93 million).
(c)
Included within non-current financial assets at fair value through other comprehensive income are equity investments of €244 million (2018: €148 million).
(d)
Included within current financial assets at fair value through profit or loss are highly liquid debt mutual funds. Included within non-current financial assets at fair value through profit or loss are assets in a trust to fund benefit obligations in the US and investments in a number of companies and financial institutions in North America, North Asia, South Asia and Europe.

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following tables summarise the fair values and carrying amounts of financial instruments and the fair value calculations by category.

€ million	Fair value		Carrying amount
	As at 31 December 2019	As at 31 December 2018 Restated(a)	As at 31 December 2019	As at 31 December 2018 Restated(a)
Financial assets
Cash and cash equivalents	4,185	3,230	4,185	3,230
Financial assets at amortised cost	798	629	798	629
Financial assets at fair value through other comprehensive income	266	329	266	329
Financial assets at fair value through profit and loss:
Derivatives that relate to financial liabilities	134	194	134	194
Other	583	364	583	364
	5,966	4,746	5,966	4,746
Financial liabilities
Bank loans and overdrafts	(853)	(816)	(853)	(814)
Bonds and other loans	(26,525)	(23,691)	(25,032)	(23,391)
Lease liabilities	(1,919)	(1,981)	(1,919)	(1,981)
Derivatives	(270)	(402)	(270)	(402)
Other financial liabilities	(183)	(150)	(183)	(150)
	(29,750)	(27,040)	(28,257)	(26,738)

(a)  Restated following adoption of IFRS 16. See note 1 and note 9.

€ million	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	As at 31 December 2019			As at 31 December 2018
Assets at fair value
Financial assets at fair value through other comprehensive income	7	4	255	160	5	164
Financial assets at fair value through profit or loss:
Derivatives(a)	-	208	-	-	276	-
Other	311	-	272	145	-	219
Liabilities at fair value
Derivatives(b)	-	(326)	-	-	(542)	-
Contingent consideration	-	-	(154)	-	-	(142)

(a)  Includes €74 million (2018: €82 million) derivatives, reported within trade receivables, that hedge trading activities.

(b)  Includes €(56) million (2018: € (140) million) derivatives, reported within trade creditors, that hedge trading activities.

There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2018. There were also no significant movements between the fair value hierarchy classifications since 31 December 2018.

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature.

Calculation of fair values
The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2018.

9 RESTATEMENT IMPACT OF IFRS 16

Upon adoption of IFRS 16, the Group has recognised leases on the balance sheet with a right-of-use asset and related lease liability. Refer to note 1 for a summary of accounting for leases under the new standard. The Group has restated all prior periods for the impact of IFRS 16 in line with the ‘full retrospective approach’. The Group has chosen not to recognise short-term leases, which are those less than 12 months, and leases of low-value assets on the balance sheet.

Financial statement impact
The below tables summarise the impact of adopting IFRS 16 on the Group’s consolidated financial statements. Only restated lines have been included in the tables below:

(a)
Balance sheet
The Group recognised right-of-use assets on the balance sheet representing the right to use of the underlying assets from the lease contracts. Current and non-current lease liabilities were also recognised for the present value of the lease payments due under the lease contracts. Deferred tax adjustments are due to temporary timing differences arising from the recognition of right-of-use assets and lease liabilities. Shareholder’s equity has been restated to reflect the cumulative impact of IFRS 16 on retained earnings and currency translation adjustment as a result of IFRS 16 restatement of foreign subsidiaries.

€ million	As at 31 December 2018
	As previously reported	Adjustments for IFRS 16	Restated
Property, plant and equipment	10,347	1,741	12,088
Deferred tax assets	1,117	35	1,152
Other non-current assets	648	(118)	530
Trade and other current receivables	6,485	(3)	6,482
Total assets	59,456	1,655	61,111

Current financial liabilities	3,235	378	3,613
Non-current financial liabilities	21,650	1,475	23,125
Deferred tax liability	1,923	(23)	1,900
Total liabilities	47,164	1,830	48,994
Income Statement (€ mill
Other reserves	(15,286)	68	(15,218)
Retained profit	26,265	(243)	26,022
Total equity	12,292	(175)	12,117

Total liabilities and equity	59,456	1,655	61,111
Only impacted lines and key sub-totals are presented in the table above.

(b)
Income statement and statement of comprehensive income
Operating profit has been restated to remove operating lease payments previously recognised and to recognise depreciation expense on the right-of-use assets that are now recognised on the balance sheet. Interest expense on lease liabilities has been recognised within finance costs. Adjustments to taxation are due to the change in profit before taxation. Currency translation gains/losses have also been restated to reflect the foreign exchange impact of IFRS 16 on subsidiaries that do not have a euro functional currency.

€ million	Full Year 2018
	As previously reported	Adjustments for IFRS 16	Restated
Income statement
Operating profit	12,535	104	12,639
Finance costs	(591)	(127)	(718)
Profit before taxation	12,383	(23)	12,360
Taxation	(2,575)	3	(2,572)
Net profit	9,808	(20)	9,788
Attributable to: Shareholder’s equity	9,389	(20)	9,369

Statement of comprehensive income
Net profit	9,808	(20)	9,788
Currency retranslation gains/(losses)	(861)	22	(839)
Total comprehensive income	8,615	2	8,617
Attributable to: Shareholder’s equity	8,208	2	8,210

Only impacted lines and key sub-totals are presented in the table above.

(c)
Cash flow statement
There is no impact on overall cash flows on the Group from the adoption of IFRS 16. However, cash outflows for lease payments have been reclassified from cash flows from operating activities to cash flows used in financing activities.

€ million	Full Year 2018
	As previously reported	Adjustments for IFRS 16	Restated
Cash flow statement
Net profit	9,808	(20)	9,788
Taxation	2,575	(3)	2,572
Net finance costs	481	127	608
Operating profit	12,535	104	12,639
Depreciation, amortisation and impairment	1,747	469	2,216
Elimination of (profits)/losses on disposals	(4,299)	(14)	(4,313)
Other adjustments	(266)	6	(260)
Net cash flow from operating activities	6,753	565	7,318
Interest paid	(477)	(94)	(571)
Change in financial liabilities / Capital element of finance lease rental payments	(10)	10	-
Capital element of lease payments	-	(481)	(481)
Net cash flow (used in) / from financing activities	(11,548)	(565)	(12,113)

Only impacted lines and key sub-totals are presented in the table above.

(d)
Impact on earnings per share
Basic and diluted earnings per share have been restated to reflect the restated net profit attributable to shareholders’ equity as per the income statement.
	Full Year 2018
	As previously reported	Restated
Combined EPS – Basic
Net profit attributable to shareholders’ equity (€ million)	9,389	9,369

Average number of combined share units (millions of units)	2,683.3	2,683.3

Combined EPS – basic (€)	3.50	3.49

Combined EPS – Diluted
Net profit attributable to shareholders’ equity (€ million)	9,389	9,369

Adjusted average number of combined share units (millions of units)	2,694.8	2,694.8

Combined EPS – diluted (€)	3.48	3.48

(e)
Impact on segment information
Segment information for the Group’s divisions and geographical areas has been restated. Operating profit, underlying operating profit, operating margin and underlying operating margin have been restated to reflect the impact of IFRS 16 adoption on the income statement for the year ended 31 December 2018 as follows:

Full Year 2018	Beauty & Personal Care	Home Care	Foods & Refreshment	Total
Operating profit (€ million)
2018 as previously reported	4,130	1,160	7,245	12,535
Adjustments for IFRS 16	35	27	42	104
2018 after restatement	4,165	1,187	7,287	12,639
Underlying operating profit (€ million)
2018 as previously reported	4,508	1,317	3,534	9,359
Adjustments for IFRS 16	35	27	42	104
2018 after restatement	4,543	1,344	3,576	9,463
Operating margin (%)
2018 as previously reported	20.0	11.5	35.8	24.6
2018 after restatement	20.2	11.7	36.0	24.8
Underlying operating margin (%)
2018 as previously reported	21.9	13.0	17.5	18.4
2018 after restatement	22.0	13.3	17.7	18.6

Full Year 2018	Asia/AMET/ RUB	The Americas	Europe	Total
Operating profit (€ million)
2018 as previously reported	4,777	3,586	4,172	12,535
Adjustments for IFRS 16	47	35	22	104
2018 after restatement	4,824	3,621	4,194	12,639
Underlying operating profit (€ million)
2018 as previously reported	4,340	2,694	2,325	9,359
Adjustments for IFRS 16	47	35	22	104
2018 after restatement	4,387	2,729	2,347	9,463
Operating margin (%)
2018 as previously reported	20.9	22.4	34.5	24.6
2018 after restatement	21.1	22.6	34.7	24.8
Underlying operating margin (%)
2018 as previously reported	19.0	16.8	19.2	18.4
2018 after restatement	19.2	17.0	19.4	18.6

10 DIVIDENDS

The Boards have declared a quarterly interim dividend for Q4 2019 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:                               € 0.4104
Per Unilever PLC ordinary share:                               £ 0.3472
Per Unilever N.V. New York share:                            US$ 0.4517
Per Unilever PLC American Depositary Receipt:      US$ 0.4517

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by WM/Reuters on 28 January 2020.

US dollar cheques for the quarterly interim dividend will be mailed on 18 March 2020 to holders of record at the close of business on 21 February 2020. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

The quarterly dividend calendar for the remainder of 2020 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Q4 2019 Dividend	30 January 2020	20 February 2020	21 February 2020	18 March 2020

Q1 2020 Dividend	23 April 2020	14 May 2020	15 May 2020	4 June 2020

Q2 2020 Dividend	23 July 2020	6 August 2020	7 August 2020	9 September 2020

Q3 2020 Dividend	22 October 2020	5 November 2020	6 November 2020	2 December 2020

11 EVENTS AFTER THE BALANCE SHEET DATE

There were no material post balance sheet events other than those mentioned elsewhere in this report.

TREATMENT OF HYPERINFLATIONARY ECONOMIES IN UNDERLYING SALES GROWTH

Previously underlying sales growth (USG) excluded all price growth from countries where the impact of consumer price inflation (CPI) rates had escalated to extreme levels. There were two countries where we had determined extreme levels of CPI existed. Price growth in Venezuela was excluded from USG since Q4 2017 and price growth in Argentina was excluded from USG since Q3 2018. This approach was adopted for Argentina in 2018 as it was considered that hyperinflationary conditions would only exist for a short while and thus all price movements would be related to hyperinflation.

Following a review during 2019, we now consider that hyperinflationary conditions are likely to persist for some time and thus price growth will represent both hyperinflationary price growth and normal pricing actions. As a result, our definition of USG has been updated to include price growth in markets deemed to be hyperinflationary economies, up to a maximum of 26% per year (equivalent to approximately 2% per month compounded). Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary.

The change is intended to ensure our reporting provides a more realistic representation of underlying performance. Price increases in hyperinflationary economies reflect normal pricing actions that relate to fluctuations in demand, changes in commodity and other operating costs and tactical steps to drive competitiveness, in addition to the exceptional pricing actions taken to respond to hyperinflationary conditions. The new USG definition aims to include these normal pricing actions but excludes the exceptional pricing actions that give rise to the extreme impact that results from hyperinflation.

Also, as a consequence of this change, we are providing a breakdown of the impact of currency-related items on turnover. Whilst previously the devaluation of the currency and all price growth in hyperinflationary economies were grouped under “exchange rate” (now called “currency-related items”), we are now breaking this down between:
●
exchange rate changes (including the devaluation of hyperinflationary currencies); and
●
extreme price growth in hyperinflationary economies (i.e. price growth that is not included in underlying price growth).

The table below show the impact of this change on USG, UPG and currency-related items on the previously reported numbers.

Underlying sales growth and underlying price growth (%)

(unaudited)	2018				2017
	Beauty & Personal Care	Foods & Refresh-ment	Home Care	Total	Beauty & Personal Care	Foods & Refresh-ment	Home Care	Total
Previously reported
Underlying sales growth	3.1	2.0	4.2	2.9	2.9	2.7	4.4	3.1
Underlying price growth	0.6	0.7	1.9	0.9	1.5	3.0	2.3	2.3
Restated
Underlying sales growth	3.4	2.2	4.7	3.2	2.9	2.1	4.4	2.8
Underlying price growth	0.9	0.9	2.4	1.2	1.5	2.3	2.3	2.0

Currency related changes (%)

(unaudited)	2018				2017
	Beauty & Personal Care	Foods & Refresh-ment	Home Care	Total	Beauty & Personal Care	Foods & Refresh-ment	Home Care	Total
Previously reported
Currency related items	(7.0)	(5.6)	(8.3)	(6.7)	(1.9)	(2.4)	(1.7)	(2.1)
Of which:
Exchange rate changes
Extreme price growth in
hyperinflationary markets
Restated
Currency related items	(7.2)	(5.8)	(8.8)	(7.0)	(1.9)	(1.8)	(1.7)	(1.8)
Of which:
Exchange rate changes	(8.1)	(47.4)	(9.1)	(29.4)	(1.9)	(4.3)	(1.7)	(2.8)
Extreme price growth in
hyperinflationary markets	1.0	79.1	0.4	31.7	-	2.5	-	1.1